Mail Stop 3010

March 18, 2010

Mr. Glen Ceiley
Chief Executive Officer
EACO Corporation
1500 North Lakewood Avenue
Anaheim, CA 92807

      Re: **EACO Corporation**
             Form 10-KT for the Period Ended August 31, 2009
             Form 10-Q for the Period Ended November 30, 2009
             File No. 0-14311

Dear Mr. Ceiley:

      We have completed our review of your Form 10-KT and related filings and have no further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief